Mail Stop 3561

July 16, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corp.
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re:** **Heckmann Corp.**
> **Form S-4**
> **Filed June 16, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the reference on page 20 to China Water's "aggressive" expansion plans, including through acquisitions. In the appropriate places in the proxy statement/prospectus, please clarify how the combined company plans to finance the acquisitions.

2.   Please clarify if management from either Heckmann or China Water may purchase shares of Heckmann prior to the vote.

3.   Please identify persons, entities, and other subject matter instead of using vague language such as "certain." See, for example, "certain China Water securityholders" on page vi and 4, "certain potential indemnification liabilities" on page 5, "certain growth rates" on page 25, "several accredited investors" on page 33 and elsewhere, "certain constituencies" on page 36, "certain proposed business acquisitions" on page 42, "certain specified holders" on pages 10 and 63, "certain SEC filings" in the second to last bullet point on page 57, "the holders of notes," "three specified holders," "one such person," and "the other two such persons" on page 64, and "certain individuals and entities" on page 75.

Cover page

4.   Please quantify the total value of the proposed consideration that Heckmann will pay for China Water, including contingent payments, earn-outs, etc.

5.   It appears from recent trading prices that a share of China Water exchanged for either $5 or 0.8 of a Heckmann share would reflect a significant discount to China Water's trading price. Please revise here and where appropriate to quantify the discount, if any, as of the most recent practicable date and briefly explain the basis for any such discount.

6.   Please revise to clarify, if true, that a China Water shareholder may opt to receive $5 cash per share for some but not all of his shares, receiving 0.8 of a Heckmann share for any China Water shares not exchanged for cash. Please advise us, based on trading prices as of the most recently practicable date, of the value of China Water shares and 0.8 of a Heckmann share.

Summary, page 1

7.   Please clarify whether additional debt or additional shares will be issued in the event the maximum conversion of 29.99% of the IPO shares occurs.

8.   Please quantify the approximate Heckmann and China Water ownership percentages in the combined company. For example, it is unclear if Heckmann will undergo a change in control or China Water shareholders will hold a majority of the post-merger company's common stock.

9.   Please briefly address the recent formation of the existing China Water operations through acquisitions in 2007. It appears that before the February 2007 transaction the original operating subsidiaries were owned by China Water's president, Xu Hong Bin. Consider adding risk factor disclosure.

10.   Please indicate whether, and quantify by approximately how much, the proposed consideration values China Water at a premium to the transaction amounts associated with the February 2007 reverse merger and acquisitions in May, June,

and August of 2007.

China Water Majority Stockholder Written Consent, Undertaking, Conversion, and Release Agreements, and Other Written Elections, page 9

11.   We note that Mr. Xu elected to receive cash for 15% of his outstanding shares of China Water common stock and exchange the remaining 85%, and Mr. Chen elected to receive cash for all of his outstanding shares of China Water common stock. Please disclose the number of outstanding shares held by each of Messrs. Xu and Chen.

Summary of Unaudited Pro Forma Condensed Combined Financial Data, page 15

12.   We note in the last sentence of the second paragraph that January 1, 2007, was the date of inception of Heckmann, which differs from the date listed on the financial statements of Heckmann Corporation of May 29, 2007. Please revise the sentence to clarify your meaning.

Risk Factors, page 20

13.   Currently the risk factor on page 28 contains extensive details, embedded lists, and legalistic descriptions. Please revise to clearly and plainly present the risk.

14.   In the second to last risk factor on page 31, please quantify the approximate financial interest of the insiders.

15.   In the last risk factor on page 31 and the Background of the Merger, please add a brief discussion regarding the company's decision not to use a third party firm for a fairness opinion. Please further clarify the considerations underlying the determination that obtaining a fairness opinion was not necessary or cost-effective.

16.   With a view to disclosure, advise us of the company's anticipated ability to pay the $45 million contingent payment if its adjusted net income exceeds $90 million in 2009.

17.   Consider adding risk factors addressing dilution, including potential share sales due to warrant exercises and registration rights, and the lack of compensation agreements with officers.

The Merger, page 33

Background of the Merger, page 33

18.   Please describe the company's efforts to find a target prior to meeting with Mr.

Roth of Roth Capital Partners LLC in February 2008. For example, it is unclear if Heckmann considered other targets or entered into other negotiations. Similarly, it is unclear when Roth first discussed with Heckmann and China Water, either together or separately, a possible transaction involving them. We may have further comment.

19.   Please briefly describe the Roth Capital Growth Conference attendees, including the approximate number of companies, such as China Water, and potential investors, such as Heckmann. Please revise to discuss the extent to which the role of China Water's financial advisor, which appears to be an affiliate of Roth Capital Partners LLC, relates to Roth Capital Partners' participation in Heckmann's initial public offering.

20.   Where you refer to the parties' initial discussion of principal transaction terms and changes to them leading up to the final executed agreement, disclose them qualitatively and quantitatively. For example it is unclear if the initial discussion of total consideration took place when the parties addressed "China Water's potential valuation," as disclosed in the fourth paragraph on page 34, the "appropriate valuation," as disclosed in the sixth paragraph on page 34, or otherwise. As other nonexclusive examples, see "the business terms of an acceptable transaction" in the second to last paragraph on page 34, "negotiate the terms of the merger agreement and related agreements" in the second to last paragraph on page 35, and "[d]uring a series of meetings … the parties reached agreement in principle on terms" in the last paragraph on page 35. Please revise accordingly.

21.   Please revise the background discussion to briefly explain whether and how the identification of China Water's material deficiencies affected the negotiations and the principal terms.

22.   Revise the second full paragraph on page 35 and risk factors to discuss Credit Suisse's potential conflicts of interest due to its involvement in conducting due diligence of China Water, assessing the enterprise value of China Water, participating in negotiations, and receiving the contingent component of its underwriting fee in connection with Heckmann's initial public offering.

23.   Similarly, you refer to Heckmann's and China Water's respective financial advisors from Credit Suisse and Roth Capital Partners on page 34. Please revise here and risk factors to address Roth Capital Partners' potential conflicts of interest in receiving contingent underwriting fees from Heckmann and financial advisory fees from China Water.

24.   Please revise the second paragraph on page 36 and discussion of China Water's acquisitions to clarify the change in consideration from 0.817 to 0.8 shares per share of China Water stock. It is unclear why newly anticipated acquisitions

would effectively decrease the consideration to be received by China Water's shareholders. Please revise accordingly.

25.   Please state whether any finder's fees were paid or will be paid, either by Heckmann or China Water. If yes, please disclose the amount and whether the finder's fee is contingent upon the successful close of the business combination.

26.   Please provide more detail regarding the negotiations involving the addition of a $130.5 million contingent payment if the post-merger company exceeded its net income targets. Please disclose who initially proposed this term, Heckmann, China Water, or its securities holders. Also, please identify which parties will receive the contingent payment if the adjusted net income target is met.

The Heckmann Board of Directors' Recommendations and Reasons for the Merger, page 36

27.   Please provide greater detail on how the Heckmann board valued China Water for purposes of the 80% requirement and proposed consideration of approximately $625 million. Please discuss each valuation method used and the assumptions and projections underlying any such method (i.e. discounted cash flow method, values of specific competitors, etc.). We may have further comment.

28.   Please revise pages 39-40 to clarify and discuss the principal negative factors considered by Heckmann. Currently, it appears that the fourth bullet point on page 40 is the sole negative factor.

29.   We note the projected revenues identified in the seventh bullet point on page 40. Please disclose any other projections and assumptions that China Water provided to Heckmann management during its due diligence phase.

30.   Also, please revise the sixth bullet point to separately quantify the approximate amounts of increased revenues attributed to acquisitions and "organic growth." Similarly, please revise the seventh bullet point to identify and quantify how much of the $174 million projected increase in revenues is due to anticipated acquisitions. Where you discuss projections, please include the disclosure required by Item 10(b)(3) of Regulation S-K.

31.   Please advise us if directors of China Water or Heckmann received board books in connection with their review of the proposed transaction.

32.   We note the statement on page 42 that sophisticated investors in China Water, including Pinnacle and Goldman Sachs, "would confirm their support for the transaction." Please revise to identify and briefly describe any payments to or agreements with these entities that would distinguish them from the non-affiliated China Water shareholders, and address whether or not any such payments or agreements are relevant to a determination that the proposal is advisable and fair

to, and in the best interests of, China Water shareholders.

33.   Please revise the reference to insiders' "worthless" securities in the first bullet point on page 44 to quantify how much they paid for them and how much they would be worth based on recent trading prices and assuming the merger is successful.

Appraisal Rights; Dissenter's Rights, page 46

34.   Please disclose the number of shares of China Water's common stock whose owners may exercise their appraisal or dissenter rights under Nevada law. In an appropriate place in the proxy statement/prospectus, please provide a discussion of any material negative effects on the merger if a substantial number of shareholders seek their appraisal or dissenter rights.

35.   With a view to disclosure, advise us if the tax opinion is intended to be a short form opinion. Also, please advise us of the basis for carving out shares associated with the alternative minimum tax, stock purchase plans, and 401(k) plans.

The Merger Agreement, page 51

36.   Please provide a copy of the form of election as identified in the second bullet point on page 52.

37.   Please clarify if the $15 million bonus pool for China Water's officers will be entered into prior to the vote. If yes, please add appropriate disclosure in the executive compensation section.

Information About Heckmann, page 65

38.   Please clarify in qualitative and quantitative terms whether Heckmann has sufficient funds to seek another business combination should its merger with China Water be unsuccessful.

Information About China Water, page 73

Heckmann Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Liquidity and Capital Resources, page 71

39.   We note on pages 26 and 45 that Heckmann will pay $130.5 million to certain constituencies and $15.0 million to Mr. Xu if Heckmann's adjusted net income for its fiscal year ending December 31, 2009, assuming consummation of the merger, exceeded $90 million. Please revise to discuss the terms and conditions of the contingent payments and its impact on your liquidity, pursuant to Item 303

of Regulation S-K. Include how you anticipate funding the payment and clarify whether you will owe any amounts if net income does not exceed $90.0 million.

Information about China Water, page 73

40.   We note that in 2007, China Water produced 844 million liters of bottled water, which constituted approximately 6.3% of the total estimated bottled water consumption by volume in China. We also note that by the end of 2007, the production capacity of China Water's bottled water operations had increased to 890 million liters. Please tell us what percent of the total estimated bottled water consumption by volume in China the 890 million liters represented at the end of 2007.

41.   Please briefly identify and describe the operations and expenses associated with filtering water, given the prevalence of polluted or contaminated water in the company's natural and municipal sources as described in the third to last paragraph on page 38 and elsewhere.

42.   Please cite the specific report(s), publications(s), author(s), and date(s) for each statistic disclosed in this section. See pages 73, 76, and 77.

43.   Please disclose how much of the company's product, in terms of percentage, dollar value, and volume, are either sold to Coca-Cola, Uni-President, its private label operations, or distributed under its own "Darcunk" brand name. In this regard, please identify the brand name of the water products sold through Coca-Cola and Uni-President.

44.   This section mentions as a competitive advantage its long term relationships with its customers, distributors, and suppliers. Please balance the disclosure and discuss the lack of long term agreements with these entities. Also, please disclose the termination dates of these long term agreements.

45.   With a view to disclosure, advise us whether the development of new products such as flavored or nutrient enriched water would require additional capital, building new manufacturing facilities, or acquiring outside businesses.

46.   Please briefly describe the history of China Water's operating subsidiaries prior to their acquisition by China Water.

Information about China Water, page 75

47.   We note that you are a long-term supplier of Coca-Cola and other well known beverage companies. Please disclose the names of the other well known beverage companies you are a long-term supplier for to the extent that sales to the customer exceed 10% of consolidated revenue or the loss of the customer would have a

material adverse effect.

Products, page 78

48.   We note that within your product lines, you produce natural mineral water, spring water and purified water, but due to the scarcity of sources of natural mineral water and spring water, purified water is the most popular bottled water type in the PRC market. Please tell us where China Water obtains mineral water and spring water that you produce and the availability of these two types of water to you.

China Water's Production Process, page 79

49.   We note that you source water from municipal water supplies or natural water collected from streams, lakes and wells. We also note on page 27 that there is no private ownership of land in China and that land use rights can be obtained from the government. Please describe the water sources that have been granted to you by the PRC government, including the terms of usage, your rights to the water, and the availability of the water sources to others.

50.   We note on page 23 that China Water depends mainly on municipal water supplies to provide it with the water used in China Water's bottled water products and that in 2007, 57% of China Water's water was sourced from municipal water supplies and the remaining 43% was sourced from well water. We also note on page 38 that according to the World Bank, 90% of the cities' groundwater and 75% of the rivers and lakes are polluted in China. Given the large percentage of polluted water in China and your reliance on municipal water supplies, please clarify whether your raw materials consist of contaminated or unsafe water.

51.   We note that you only produce PET (plyethylene terephthalate) bottles in a wide range of bottled water sizes in volume from 350ml to 1.5L. Please describe the extent, if any, of agreements you have to supply your competitors or any other companies with PET bottles for them to in-turn bottle their own products.

52.   We note on page 38 that Heckmann intends to expand China Water's strong distribution network by seeking to establish relationships with new distributors, acquiring other bottled water manufacturers with existing distribution networks, and offering competitive incentive programs. We also note on page 80 that you state high transportation costs constrain certain of your domestic competitors which have more limited sales and distributions networks than you. Please describe your distribution network in greater detail, and compare your distribution network to that of your larger and smaller competitors.

China Water Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Recent Developments, page 82

53. We note on page 55 that under the merger agreement, until the effective time of the merger, that each of China Water and Heckmann and each of their respective subsidiaries may not, among other things and subject to certain exceptions, without the consent of the other party, make any capital expenditures in an amount in excess of $25,000 per month. Please disclose whether the anticipated capital expenditures have been approved by Heckmann or excepted from this requirement.

54. We note the Darcunk brand and "established brand awareness" of Grand Canyon. With a view to disclosure, please clarify if the company intends to support both brands or consolidate the products under one brand or the other.

55. On page 91, the company discloses that the January 2008 convertible note contributed $26.1 million in proceeds to the company. However, on page 83, the amount of proceeds from the January 2008 convertible note is disclosed as $30 million. Please reconcile.

56. Please identify the date on which China Water must pay liquidating damages to the shareholders who own common stock converted from the Series A convertible preferred stock. Also, please disclose whether the liquidating damages or the "make good escrow" agreement, as described on page 84, survives post-merger.

Results of Operations, page 85

57. For each of the discussions and analysis of sales revenues and comparisons presented, please describe in more detail the reasons that accounted for sales revenue increases. Quantify the number of units sold for each period and describe in more detail the reasons for changes in the number of units sold. Clarify how much growth was attributable to acquisitions of business and how much growth was attributable to organic growth. In addition, if the sales of your bottled water increased significantly more than the 17.5% compound annual growth rate for China (as described on page 38), describe the reasons why.

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007, page 85

% of Sales Revenues, page 86

58. We note that your sales by product category and sales by source category include "others" for the three months ended March 31, 2008. Please describe what is

included in the others category, when you began selling other products, and any trends involving these products.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 87

Cost of goods sold, page 88

59.   We note that your worker headcount rose from 709 at December 31, 2006 to 1,332 at December 31, 2007. We also note that your increase raw materials and labor costs were partially offset by production operating efficiencies from automation of your manufacturing process. Please describe what additional operations or production increases you had in 2007 vs. 2006 that required 623 or 88% more employees and the resulting impact the additional employees had on your cost of goods sold. Additionally, tell us why the additional employees were required given the automation of your manufacturing process.

General and administrative expenses, page 88

60.   We note that you had several acquisitions during fiscal year 2007 and several other potential acquisitions as of December 31, 2007. Given the increase in M&A and capital raising activity, please tell us how your general and administrative expenses decreased by $1.05 million or 36% from 2006 to 2007. This seems to us to be the inverse of the expected changed with this activity.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005, page 89

General and administrative expenses, page 90

61.   We note that you wrote off certain inventory and consumables during the year ended December 31, 2006. Please discuss the amount of inventory and consumables you wrote off in 2006 and the reasons why it was written off.

Liquidity and Capital Resources, page 90

Financing activities, page 91

62.   We note that your net cash provided by financing activities for the three-month period ended March 31, 2008 was approximately $44.0 million. We also note that your March 31, 2008 consolidated statements of cash flows states that your net cash provided by financing activities is $26.085 million. Please revise your disclosures as necessary to reconcile these two amounts.

Obligations under Material Contracts and Commercial Lending Arrangements and
Agreements, page 91

Contractual Obligations, page 91

63.   Please tell us why you excluded your $50 million convertible notes from the
        contractual obligations table. Additionally, please confirm that you have no other
        purchase obligations as of December 31, 2007 and March 31, 2008. Refer to Item
        303(a)(5) of Regulation S-K.

Provision for Income Taxes, page 92

64.   We note that in the PRC, the EIT Law and Implementing Rules impose a unified
        EIT of 25% on all domestic-invested enterprises and FIEs. We also note your
        disclosure stating that for 2008, 2009 and 2010 China Water will get a 50%
        reduction on the EIT tax rate of 16.5%. It appears to us, based on your disclosure,
        that your rate would be 50% of 25%, or 12.5%, not 16.5%. Please clarify for us
        how you determined you are entitled to an EIT tax rate of 16.5%.

Recently Issued Accounting Pronouncements, page 93

65.   Please provide disclosures on the impact of recently issued accounting
        pronouncements, such as SFAS 141(R) and SFAS 160, in accordance with SAB
        Topic 11:M.

Unaudited Pro Form Condensed Combined Financial Information, page 105

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 107

66.   You indicate in Note (a) that in connection with the merger, $154,960 million of
        funds will be used to purchase 30,992 million shares of China Water common for
        $5.00 per share. Please disclose your assumptions used and provide a
        reconciliation totaling the 30,992 million shares that will be purchased for $5.00
        per share. In addition, disclose whether the 30,992 million shares receiving $5.00
        cash per share is subject to change or if this represents the final elections of all
        China Water shareholders.

67.   You indicate in note (h) that upon completion of the merger, you will reclassify
        16,235,039 shares of Heckmann stock that were previously subject to redemption,
        to additional paid in capital. We note that these shares are redeemable at $7.91
        per share. Please disclose the details on these redeemable shares, including the
        nature, terms and timing of the redeemable share issuance and how the $7.91
        share value was determined, or tell us where you have explicitly presented such
        disclosure in your financial statements.

Heckmann Directors and Executive Officers and Corporate Governance, page 112

68.   Please provide specific detail of Mr. Xu's business experience, including the
        names of organizations referenced in his management biography and the years
        served at each entity. Please clarify if Mr. Xu was employed by China Water or
        its affiliates in 2005, 2006, and 2007. We may have further comment.

69.   Please clarify the mechanics of how the additional director will be chosen by
        China Water and approved by Heckmann. For example, it is unclear who will
        make the designation.

Certain Relationships and Related Party Transactions, and Director Independence, page
119

70.   Please disclose the out-of-pocket business expenses incurred to date by officers or
        directors that will be reimbursed by Heckmann.

Executive Compensation, page 121

71.   Please clarify whether any officer or director has an employment or compensation
        agreement with Heckmann either pre- or post-merger.

Heckmann Security Ownership of Certain Beneficial Owners and Management, page 122

72.   Please provide the name(s) of the natural person(s) that have ultimate voting or
        dispositive control of shares attributable to QVT Financial, L.P., and HBK
        Investments, L.P.

73.   Please advise us whether the following investors should be included in the "Share
        Ownership of Heckmann After the Merger" table on page 124: Mr. Ng Tak Kau,
        Pinnacle China Fund, L.P., The Pinnacle Fund, L.P., Sze Tang Li, and Goldman
        Sachs International. These entities or individuals have 5% or more beneficial
        ownership of China Water prior to the merger. Unless they sell their shares prior
        to the merger or seek dissenter's rights, it appears that at least some of the listed
        entities or individuals will have 5% or more beneficial ownership of Heckmann
        post-merger.

Description of China Water Securities, page 134

74.   Please disclose the exercise price of the China Water warrants after the
        consummation of the merger and their exchange into Heckmann warrants. Also,
        please disclose the total possible number of Heckmann shares that underlie the
        China Water warrants after they have been exchanged for Heckmann warrants.

75.   On page 135, you disclose that a portion of the $50 million in secured convertible
        notes will be converted into 11.9 million shares of China Water common stock

and then exchanged for Heckmann common stock. Please clarify how much of the $50 million principal amount of these secured convertible notes will be converted. Pease disclose how much convertible debt will survive the merger and whether you will assume the debt. We may have further comment.

China Water & Drinks, Inc. Consolidated Financial Statements, page F-20

Report of Independent Registered Public Accounting Firm, page F-22

76.   We note that you provided audited financial statements for 2006 and 2005 for Olympic Forward Trading Company, Limited. Please tell us how the presentation of the consolidated financial statements for this company, instead of Gain Dynasty Investments Ltd., satisfies the financial statement requirements within Article 3 of Regulation S-X. Please clarify in your footnotes the periods that the various entities' results are included in the consolidated financial statements.

Consolidated Statements of Stockholders Equity, page F-26

77.   We note in your statement of stockholders equity that you had dividends paid to stockholder of $9,893,000 in fiscal year 2006 and that no dividends were paid in 2007. We also note on page 18 under Market Prices and Dividends and Other Distributions that you state that China Water has never paid any dividends on its common stock and that it currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Please clarify whether you have paid dividends within your disclosures.

Note 2. Summary of Significant Accounting Policies, page F-27

78.   Please disclose where you record depreciation expense on your consolidated statements of operations.

Equity Method Investments, page F-28

79.   We note under your discussion of equity method investments that you hold a 48% equity investment in China Bottles, Inc. ("China Bottles") (formerly Hutton Holdings Corporation) (Note 6). It appears that the footnote addressing your equity investment is Note 7. Please revise your footnote cross-reference on page F-28, as appropriate.

Acquisition Consideration Payable, page F-31

80.   We note that your acquisition consideration payable as of December 31, 2007 includes a payable of $1,060,000 in cash in connection with your 2007 acquisition of Shenyang. You also state in Note 8 Acquisitions on page F-37, that on August 24, 2007 you acquired 66.7% of the equity of Shenyang for a total cash

consideration of $2,120,000. Please disclose how much you have paid in 2007 and tell us where you included the payment on the statement of cash flows.

81.   Please provide the disclosures required by paragraphs 26 and 27 of SFAS 150 to the extent applicable, related to your stock subscription payable.

Revenue Recognition, page F-32

82.   Please revise your revenue recognition disclosure to state when revenue from sales of bottled water products is recognized (upon shipment or at destination), define customer types (end-users, distributors or others), clarify revenue recognition by customer types, if there are any return rights, and if so whether you have recorded a sales return allowance.

Shipping and Handling Costs, page F-32

83.   Please disclose the amount of shipping and handling costs that are reflected in selling, general and administrative expenses for each period presented.

Earnings Per Share, page F-32

84.   We note in the next to last paragraph of page F-31 that you exclude the stock subscription payable to the sellers of Pilpol from basic earnings per share (EPS). Paragraph 10 of SFAS 128 stipulates that shares issuable for little or no cash consideration shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. Please tell us how you considered paragraph 10 when determining that you should exclude the stock subscription payable from basic EPS since it appears that you have already received the consideration for the subscription.

85.   Please tell us how your description in the last sentence of the first paragraph of this section is consistent with paragraph 18 of SFAS 128. Revise your policy description to comply with the provisions of SFAS 128.

Note 4. Accounts Receivable, page F-34

86.   We note that the line item net amount charged to expenses was $252,000 in fiscal year 2007. We also not on page 88 that the decrease in general and administrative expenses was primarily due to bad debt recovery of $1.6 million. Please separately disclose and describe the additions and deductions from your allowance for doubtful accounts pursuant to Rule 12-09 of Regulation S-X.

Note 6. Property Plant & Equipment, net, page F-35

87.   We note that your property, plant and equipment (PP&E), at cost, increased

$4,867 million from 2006 to 2007. We also note in your Statement of Cash Flows on page F-25 that you purchased $1,140 million of PP&E in 2007. In addition, within Note 8 you state that $959,000 and $871,000 was allocated to PP&E in your Pilpol and Shenyang acquisitions, respectively. Please provide us with a reconciliation of the change in your PP&E, at cost, from 2006 to 2007.

Note 7. Investment in Equity Investee (as restated, Note 16), page F-35

88.   We note that total consideration paid for your August 31, 2007 China Bottles investment was $16,466,667, consisting of $9,000,000 in cash and 2,133,333 shares of your common stock valued at $3.50 per share. In Note 16 2007 Restatement on page F-47, you indicate that the fair value of your shares was originally estimated to be $7.70 per share, but management's subsequent valuation determined that the estimated fair value of the shares issued in the transaction was $3.50 per share. You state that this decrease was primarily due to consideration of the effects on the quoted market price related to price fluctuations, quantities traded, issue costs and the like. It appears to us that the observable market price of your common stock on August 31, 2007, was $7.70. Please provide us with objective and verifiable evidence that support the application of a discount from the observable market price.

Note 7. Investment in Equity Investee (as restated, Note 16), page F-36

89.   We note your statement that quoted OTCBB market price of China Bottles (OTCBB symbol "CBTT") on April 15, 2008 was $6.00. However, it appears to us that the market price on April 15, 2008 was $5.00. Please revise your disclosure to cite the market price of $5.00 per share, or show us how you determined the market price to be $6.00 per share.

90.   We note on page F-36 and again on page F-59 that the aggregate value of your investment in China Bottles was approximately $216 million on April 15, 2008 and May 19, 2008, based on a $6.00 per share price of CBTT multiplied by your aggregate 36 million shares of China Bottles that you now own. Please tell us where you derived the share price of $6.00 and why you selected the dates of April 15, 2008 and May 19, 2008 to disclose the fair value of your investment. It appears to us that the closing share price on those two dates was $5.00 and $3.00, respectively.

91.   You indicate on page F-36 that upon the April 3, 2008 conversion of the convertible preferred stock of China bottles, that the number of authorized shares of common stock of China Bottles increased from 50 million to 200 million. On page F-59 you indicate that the number of authorized shares increased from 50 million to 175 million. Please clarify the number of authorized shares upon the April 3, 2008 conversion.

92.   It appears that as of December 31, 2007 your investment in China Bottles may meet the significant equity method investment criterion, which requires the filing of certain financial statements for the investee under Regulation S-X, Rule 3-09. Please provide us with your analysis of the significance of your investment in China Bottles under Rule 3-09 of Regulation S-X.

Note 8. Acquisitions, page F-36

93.   We note on page 24 that China-based bottled water procedures are required to obtain a hygiene license for each of their production facilities. We further note on page 37 that you sell your products through an extensive distribution network. Please tell us how you considered the hygiene license and distribution networks in identifying intangible assets apart from goodwill in your acquisitions of Pilpol and Shenyang.

Pilpol Acquisition, page F-36

94.   We note that your purchase price for Pilpol included an acquisition consideration payable for 1,523,578 shares of your common stock valued at $5,332,522. You also state that the number of shares to be issued is to be based on a price to be determined upon the registration of your common stock underlying your Series A Convertible Preferred Stock and that as of December 31, 2007, the registration has not yet occurred and no shares have been issued to Pilpol's former stockholders. It appears to us that there are no Series A Convertible Preferred shares outstanding after the conversion of the preferred shares into common stock on July 11, 2007. Please clarify when you intend to issue common shares to the sellers of Pilpol and how the number of shares to be issued will be determined.

95.   We note that your purchase price for Pilpol included an acquisition consideration payable for 1,523,578 shares of your common stock valued at $5,332,522. Please confirm to us that the acquisition consideration payable amount is contractually fixed at $5,332,522 under the terms of the acquisition agreement and that the final number of shares to be issued will vary based upon the market price of China Water's stock. Disclose the number of shares of common stock that would issued and their fair value, determined under the conditions specified in the contract if settlement were to occur at December 31, 2007. In addition, disclose in your interim consolidated financial statements the number of shares of common stock that would be issued if settlement were to occur at March 31, 2008.

Other Acquisition Activities, page F-38

96.   We note that in March 2008, you made a deposit of approximately $2,734,000 in connection with potential business acquisitions, which was paid from advances from a related company. Please tell us if this advance was paid by Heckmann Corporation and the terms of the advance, including whether or not it is

refundable if the business acquisition does not go through. In addition, if paid by a related party, please include the appropriate disclosure in Note 12 Related Party Transactions.

Note 12. Related Party Transactions, page F-43

97.   We noted that you have entered into an informal agreement with China Bottles to provide working capital support in the form of notes payable by China Bottles to the Company. We also note that at December 31, 2007, you have a $3,414,000 note receivable from China Bottles recorded in Due from related companies. Please tell us when you issued the note receivable to China Bottles, when it was repaid to you by China Bottles, how it was repaid, and the total amount repaid (including interest shown separately). Given that these notes appear to have originated on the same date as your August 31, 2007 acquisition of a 48% ownership interest in China Bottles, please confirm that this was a separate transaction from the $16.5 million you paid for China Bottles.

China Water and Drinks, Inc. Interim Consolidated Financial Statements, page F-48

Consolidated Balance Sheets, page F-48

98.   We note that as of March 31, 2008 you had a restricted cash balance of $18 million. We also note that you do not discuss this balance in the notes to your financial statements as of March 31, 2008. Please tell us the nature and terms of this $18 million restricted cash balance as of March 31, 2008 and where it is recorded on your statement of cash flows.

Notes to Consolidated Financial Statements, page F-52

99.   Please provide the selected quarterly financial data required by Item 302 of Regulation S-K, or tell us why such disclosure is not applicable.

Note 2. Summary of Significant Accounting Policies, page F-53

Earnings Per Share, page F-56

100.   You indicate in Note 1 regarding the effect of as-if conversion convertible notes, that notes convertible into 11,764,706 shares of the Company's common stock as of March 31, 2008 have not been included in dilutive shares outstanding as their effect would be anti-dilutive. Please provide us with your analyses to support how the conversion of the convertible notes would be antidilutive as of March 31, 2008.

Note 6. Investment in Equity Investee, page F-59

101.   We note that your China Bottles table does not include revenue, gross margin and net income for the three months ended March 31, 2007. Please revise to include this financial information.

Other Acquisition Activities, page F-60

102.   It appears that as of March 31, 2008, you may have an acquisition(s) that may be deemed probable of occurring and that may be significant individually and in the aggregate. Please provide us with an analysis of significance for any probable acquisition under the provisions of Rule 3-05 of Regulation S-X.

Note 9. Lines of Credit and Long Term Debt, page F-61

103.   We note that the convertible notes payable are convertible at a price of the greater of $3.00 or $4.25, the price you determined was the fair market value of your common stock at the date of the transaction. It appears to us that the observable market price of your common stock at January 24, 2008, was $17.25 per share. Please disclose how you determined the fair market value of your common stock to be $4.25 per share.

104.   We note in the last sentence of Note 9 that you refer to a Form 8-K for more information regarding the registration rights of common stock underlying the convertible notes. Please expand your disclosure to describe the registration rights. Refer to FSP-EITF-00-19-2 for additional guidance.

Note 11. Due from Related Companies, page F-64

105.   Please confirm to us that there were no other related party transactions during the three months ended March 31, 2008 that are required to be disclosed.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven D. Pidgeon, Esq.
       Fax (480) 606-5524